Exhibit 99.2

MEDIA RELEASE

October 29, 2025

Algoma Steel Group, Inc. Announces Leadership Transition

CFO Rajat Marwah to Succeed Michael Garcia as CEO Effective January 1, 2026 as Part of Planned

Succession and Leadership Transition

Michael Moraca Promoted to CFO Position Effective January 1, 2026

SAULT STE. MARIE, ONTARIO (October 29, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced a planned leadership transition as part of its ongoing succession planning process.

Michael Garcia, the Company’s Chief Executive Officer, will retire from Algoma Steel at the end of this calendar year after successfully leading the Company through a period of major transformation. In late 2024, Mr. Garcia informed the Board of Directors that he was considering retirement, at which time the Board initiated a comprehensive succession planning process to ensure a smooth transition of leadership.

Rajat Marwah, currently the Company’s Chief Financial Officer, has been appointed President and Chief Financial Officer effective November 1, 2025 and will be appointed to the role of Chief Executive Officer on January 1, 2026. Mr. Marwah has been with Algoma since 2008 and has played a central role in shaping the Company’s long-term strategy, capital markets initiatives, and business transformation. He brings deep experience in corporate development, strategic planning, and stakeholder engagement, and has been instrumental in advancing Algoma’s transition to electric arc steelmaking.

Also effective January 1, 2026, Michael Moraca, currently Vice President, Corporate Development and Treasurer, who currently leads Algoma’s Integrated Business Planning function, will be appointed Chief Financial Officer. Mr. Moraca brings extensive experience in corporate finance, capital markets, and strategic planning, and has been instrumental in supporting Algoma’s financial and operational initiatives over the past two decades.

“On behalf of the Board, I want to thank Mike for his strong leadership during a pivotal period for Algoma,” said Andy Harshaw, Chair of the Board of Directors. “Under his tenure, the Company has strengthened its foundation, advanced its Electric Arc Furnace project, and built an exceptional team. Through close collaboration with Mike, the Board has ensured a thoughtful and seamless succession and leadership transition at the right time for the Company. We are pleased to welcome Rajat as CEO and have every confidence that he will lead Algoma forward with clarity and purpose. We also congratulate Michael Moraca on his appointment as Chief Financial Officer, which reflects the depth of talent and leadership capability across the Company.”

Mr. Garcia commented, “I first spoke to the Board about my potential retirement close to a year ago. Working closely with the Board, we focused on identifying the right candidate and timing to ensure stability and continuity for Algoma. With liquidity support now secured from both the federal and provincial governments, and steel being produced at the Electric Arc Furnace, this is the right moment for an orderly leadership transition. I am incredibly proud of what our team has accomplished strategically, operationally, and culturally—and I have full confidence that Rajat and the leadership team will continue to advance Algoma’s transformation into a leading low-carbon steel producer.”

“Algoma is more than a steel company. It’s a symbol of determination and innovation in the heart of Northern Ontario. I’ll always carry that spirit with me, and I’m deeply grateful to the thousands of men and women who made this transformation possible. The pride and resilience of this team, from the mill floor to the leadership table, have been truly inspiring.”

Incoming Chief Executive Officer. Rajat Marwah commented, “I’ve been part of Algoma Steel’s leadership team for almost two decades and have had the privilege of working alongside exceptional people through both challenges and milestones. It’s an honour to be entrusted by the Board to lead this next phase of our journey. Together, we will build on the strong foundation Mike and our team have created, advancing our transformation, deepening our customer relationships, and positioning Algoma as a global leader in sustainable, low-carbon steel production. I’m confident in the strength of our strategy, the resilience of our people, and the exciting future that lies ahead for Algoma.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding leadership transitions at Algoma, Algoma’s future performance and position, Algoma’s transformation to modernize its plate mill and adopt electric arc furnace (EAF) technology, and Algoma’s journey to become one of North America’s leading producers of green steel, deliver greater value, and offer North America the comfort of a secure steel supply and a sustainable future. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s annual information form, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the SEC (available at www.sec.gov) as part of its annual report on Form 40-F, as well as in Algoma’s quarterly and current reports filed with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defense, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

For more information, please contact:

Laura Devoni

Vice President – Human Resources and Corporate Affairs

Algoma Steel Group Inc.

Phone: 705.255-1202

E-mail: communications@algoma.com